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                         [LETTERHEAD OF U.S. MICROBICS]}





                                  July 27, 2005

Mr. Yong Choi
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549


Re: U.S.Microbics, Inc.
File No. 0-14213
Form 10-KSB for fiscal year ended September 30, 2004

Dear Mr. Choi


This will acknowledge receipt of your letter of comment dated June 23, 2005, with regard to the above referenced filings. Our responses, which follow your comments, are in italics.

COMMENT:

Please indicate whether there were any changes to internal controls over financial reporting. Please refer to paragraph (c) of item 307 of the Regulation S-K.

RESPONSE:

AS REQUIRED BY RULE 13A-15(D), THE COMPANY'S CHAIRMAN AND CHIEF FINANCIAL OFFICER, ALSO CONDUCTED AN EVALUATION OF THE COMPANY'S INTERNAL CONTROLS OVER FINANCIAL REPORTING TO DETERMINE WHETHER ANY CHANGES OCCURRED DURING THE FOURTH FISCAL QUARTER THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING. THERE WERE NO SIGNIFICANT CHANGES IN THE COMPANY'S INTERNAL CONTROLS OR IN OTHER FACTORS THAT COULD MATERIALLY AFFECTED OR ARE REASONABLE LIKELY TO MATERIALLY AFFECT, THE COMPANY'S INTERNAL CONTROLS SUBSEQUENT TO THE DATE OF THE MOST RECENT EVALUATION.

IT SHOULD BE NOTED THAT ANY SYSTEM OF CONTROLS, HOWEVER WELL DESIGNED AND OPERATED, CAN PROVIDE ONLY REASONABLE, AND NOT ABSOLUTE, ASSURANCE THAT THE OBJECTIVES OF THE SYSTEM WILL BE MET. IN ADDITION, THE DESIGN OF ANY CONTROL SYSTEM IS BASED IN PART UPON CERTAIN ASSUMPTIONS ABOUT THE LIKELIHOOD OF FUTURE EVENTS.


                                     "Bugs"
                          EEO / AA, Drug Free Workplace



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THE COMPANY WILL ENSURE THAT THIS IS DISCLOSED IN ITS FUTURE FILINGS.


COMMENT:

Please use the language in the certification form that is consistent with the example provided in Instruction 31 to Item 601 of the Regulation S-K.

RESPONSE:

WE ACKNOWLEDGE THE COMMENT AND WILL INCLUDE THE LANGUAGE CERTIFICATION FORM THAT IS CONSISTENT WITH THE EXAMPLE PROVIDED IN INSTRUCTION 31 TO ITEM 601 OF THE REGULATION S-K IN ALL FUTURE FILINGS.


COMMENT:

Consolidated Statements of Deficiency in Stockholders' Equity, page F-6
-----------------------------------------------------------------------

We noted you capitalized costs incurred for the placing letter of credit and commitment and due diligence fees to be paid to Fusion associated with the common stock purchase agreement. Please tell us why these costs were capitalized and recorded in the Additional Paid-in Capital account. Please tell us the accounting literature you considered, including whether you considered paragraph 16 of the Accounting Principles Board Opinion No. 21 INTEREST ON RECEIVABLES AND PAYABLES, and Staff Accounting Bulletins Topic 5A EXPENSES OF OFFERING.

RESPONSE:

THE COSTS REPRESENT THE VALUE OF EQUITY INSTRUMENTS ISSUED TO FUSION IN CONNECTION WITH THE REGISTRATION OF THE COMPANY'S MAJORITY OWNED SUBSIDIARY'S COMMON STOCK

THE COSTS ARE DIRECTLY ATTRIBUTABLE TO OFFERING OF SECURITIES AND ACCORDINGLY WERE DEFERRED. THE FAIR VALUE OF THE EQUITY INSTRUMENTS WERE ACCOUNTED FOR AS AN INCREASE IN ADDITIONAL PAID IN CAPITAL. THE DEFERRED COSTS SHALL BE CHARGED AGAINST THE GROSS PROCEEDS OF THE OFFERING.

THE COMPANY POLICY IS TO NOT CAPITALIZE ANY OPERATING EXPENSES (E.G., MANAGEMENT SALARIES OR OTHER GENERAL AND ADMINISTRATIVE EXPENSES)

THE COMPANY BELIEVES ITS POLICY ACCOUNTING FOR CAPITALIZED COSTS INCURRED IN CONNECTION WITH OFFERING OF EQUITY SECURITIES IS REASONABLE AND COMPLIES WITH CURRENT ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE US.





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COMMENT:


Revenue recognition, page F-13
------------------------------

Please include a discussion on how you account for revenues generated from licensing arrangements and pay-for-performance services. Tell us the percentage of total revenues that represents revenues generated from these types of services.

RESPONSE:

THE COMPANY HAS REMEDIATION CONTRACTS WITH THE STATE OF SOUTH CAROLING WHICH ARE BASED ON PAY FOR PERFORMANCE. PAY FOR PERFORMANCE REQUIRES TO COMPANY TO OBTAIN CERTAIN REDUCTIONS IN THE LEVEL OF TOXIC SUBSTANCES IN THE MATERIAL BEING TREATED PRIOR TO RECEIVING PAYMENT FOR REMEDIATION SERVICES PROVIDED. DURING THE YEAR ENDED SEPTEMBER 30, 2004, $234,318 OR 56% FO THE COMPANY'S REVENUE CAME FROM PAY FOR PERFORMANCE CONTRACTS. PAY FOR PERFORMANCE CONTRACTS ARE LONG-TERM CONTRACTS COVERING A PERIOD OF 2-4 YEARS, AND THEREFORE THE COMPANY USES THE PERCENTAGE COMPLETION METHOD FOR RECOGNIZING REVENUE.

THE REMAINING REVENUE OF $185,000 OR 44% CAME FROM CONSULTING CONTRACTS. REVENUE FROM CONSULTING CONTRACTS IS RECOGNIZED AFTER THE CONSULTING SERVICES HAVE BEEN PROVIDED AND AN INVOICE HAS BEEN SENT TO THE CUSTOMER.

THE DISCLOSURES WILL BE MADE IN ALL FUTURE FILINGS.




COMMENT:

Property and Equipment, page F-18
---------------------------------

We note the net increase in your Property and Equipment account balance from fiscal year 2003 to fiscal year 2004. Please tell us why the activities in your Property and Equipment account have not been reflected in you statement of cash flows or supplemental disclosure of cash flow information.

RESPONSE:

THE PROPERTY AND EQUIPMENT WAS A COMPUTER SYSTEM WHICH WAS ACQUIRED WITH STOCK AND THEREFORE WAS A NON-CASH TRANSACTION.

THE COMPANY WILL ADD THIS KIND OF TRANSACTION TO ADDITIONAL DISCLOSURES IN THE CASH FLOW STATEMENT IN ALL FUTURE FILINGS.


COMMENT:

We note you acquisition of 50% interest in four PureSafe Water stations. It appears this acquisition is significant as defined by rule 1-02(w) of Regulation S-X. As such, a form 8-K that includes the historical financial statements of the business acquired, as well as related pro forma financial statements, should have been filed. To the extent you believe you have not met any of the conditions set fourth under Rule 3-05 of Regulation S-X and separate financial statements of this acquire are not required, provide detailed significance calculations to support your position.




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RESPONSE:

THE INTEREST IS NOT IN AN ACQUISITION OF A BUSINESS ENTITY BUT ASSETS IN THE FORM OF FOUR (4) PHYSICAL PURESAFE WATER STATIONS (WATER PURIFICATION SYSTEMS) WHICH ARE PLANNED TO BE LEASED TO THIRD WORLD COUNTRIES TO PROVIDE A SAFE AND CLEAN SOURCE OF DRINKING WATER.

THE COMPANY DOES NOT CONSIDER THE ACQUISITION OF THE PURESAFE WATER STATIONS TO BE ASSETS AND NOT A BUSINESS AS DEFINED BY SEC RULES(1).

ACCORDINGLY, THE FINANCIAL STATEMENT REQUIREMENTS OF RULE 3-05 DOES APPLY.

THE COMPANY BELIEVES ITS POLICY ACCOUNTING FOR ASSET ACQUISITIONS IS REASONABLE AND COMPLIES WITH CURRENT ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE US



COMMENT:

Form 10-QSB for fiscal Quarter to reflect the following.
--------------------------------------------------------


Controls and Procedures, page 18
--------------------------------

Please revise you disclosure to reflect the following:

     (a) The paragraph (a) of Item 307 of Regulation S-K requires and evaluation of the disclosure controls and procedures to be performed "as of the end of the period" covered by the quarterly or annual report.

     (b) Revise to clarify, if true, that you officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you submit under the Exchange Act is accumulated and communicated to you management to allow timely decisions regarding required disclosure. Please refer to Exchange act Rule 13a-15(e)

     (c) Please indicate whether there were any changes to internal controls over financial reporting. Please refer to paragraph (c) for Item 307 of the Regulation S-K.


----------
(1) RULE 11(D) OF REGULATION S-X.




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RESPONSE:

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

AS OF THE END OF THE PERIOD COVERED BY THIS QUARTERLY REPORT, WE CONDUCTED AN EVALUATION, UNDER THE SUPERVISION AND WITH THE PARTICIPATION OF OUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, OF OUR DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN RULES 13A-15(E) OF THE EXCHANGE. BASED UPON THAT EVALUATION, THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE, AS OF THE DATE OF THEIR EVALUATION, FOR THE PURPOSES OF RECORDING, PROCESSING, SUMMARIZING AND TIMELY REPORTING MATERIAL INFORMATION REQUIRED TO BE DISCLOSED IN REPORTS FILED BY THE COMPANY UNDER THE SECURITIES EXCHANGE ACT OF 1934.


CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

AS REQUIRED BY RULE 13A-15(D), THE COMPANY'S CHAIRMAN AND CHIEF FINANCIAL OFFICER, ALSO CONDUCTED AN EVALUATION OF THE COMPANY'S INTERNAL CONTROLS OVER FINANCIAL REPORTING TO DETERMINE WHETHER ANY CHANGES OCCURRED DURING THE FISCAL QUARTER THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING. THERE WERE NO SIGNIFICANT CHANGES IN THE COMPANY'S INTERNAL CONTROLS OR IN OTHER FACTORS THAT COULD MATERIALLY AFFECTED OR ARE REASONABLE LIKELY TO MATERIALLY AFFECT, THE COMPANY'S INTERNAL CONTROLS SUBSEQUENT TO THE DATE OF THE MOST RECENT EVALUATION.

IT SHOULD BE NOTED THAT ANY SYSTEM OF CONTROLS, HOWEVER WELL DESIGNED AND OPERATED, CAN PROVIDE ONLY REASONABLE, AND NOT ABSOLUTE, ASSURANCE THAT THE OBJECTIVES OF THE SYSTEM WILL BE MET. IN ADDITION, THE DESIGN OF ANY CONTROL SYSTEM IS BASED IN PART UPON CERTAIN ASSUMPTIONS ABOUT THE LIKELIHOOD OF FUTURE EVENTS.


THE COMPANY WILL BE ENSURE THAT THIS IS DISCLOSED IN ITS FUTURE FILINGS

The Company acknowledges that:


The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.


This response letter has been reviewed by our auditors. You may contact the undersigned if you have any questions at (760) 918-1860 x111.


Yours truly,

U.S. Microbics, Inc.


/s/ Conrad Nagel
-----------------------------
Conrad Nagel
Chief Financial Officer